Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31,	Fiscal years ended June 30,
	2007	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before income tax expense and minority interest in subsidiaries	$2,568	$5,306	$4,405	$3,561	$2,755	$1,643

Add:
Equity (earnings) losses from affiliates	(196)	(1,019)	(888)	(355)	(170)	344
Dividends received from affiliates	158	252	178	138	81	21
Fixed Charges (excluding capitalized interest)	546	1,016	910	845	797	747
Amortization of capitalized interest	17	34	44	48	40	35

Total earnings available for fixed charges	$3,093	$5,589	$4,649	$4,237	$3,503	$2,790

Fixed charges:

Interest on debt and finance lease charges	$458	$843	$792	$737	$684	$674

Capitalized interest	18	24	28	31	42	26

Perpetual preference dividends paid	—	—	—	10	27	27

Interest element on rental expense	88	173	118	108	113	73

Total fixed charges	$564	$1,040	$938	$886	$866	$800

Ratio of earnings to fixed charges	5.5	5.4	5.0	4.8	4.0	3.5